Exhibit 99.1

The9 Limited Reports 2020 Audited Financial Results

Shanghai, China –March 29, 2021. The9 Limited (NASDAQ: NCTY) (“The9”) announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the U.S. Security and Exchange Commission (“SEC”) on March 29, 2021. The annual report, which contains its audited financial statements, can be accessed on the SEC’s website at http://www.sec.gov as well as on the Company’s investor relations website at http://www.the9.com/en/. Shareholders may receive a hard copy of the annual report free of charge upon request.

Recent Development:

In January 2021, The9 entered into a share subscription and warrant purchase agreement with the holding entities of several investors including Mr. JianPing Kong in the cryptocurrency mining industry in anticipation of developing its cryptocurrency mining business with the assistance of those investors. Pursuant to the purchase agreement, The9 issued certain ordinary shares and warrants to the investors. The warrants are divided into four equal tranches, the exercisability of which are subject to the market capitalization of The9 ranging from US$100 million, US$300 million, US$500 million and US$1 billion within certain time period.

Since then, The9 has been actively developing its cryptocurrency mining business, which primarily include the following:

In February 2021, NBTC Limited, the wholly-owned subsidiary of The9, signed a strategic cooperation framework purchase agreement, with Shenzhen MicroBT Electronics Technology Co., Ltd., the manufacturer of WhatsMiner bitcoin mining machines. Pursuant to the agreement, NBTC Limited paid a deposit of US$1.4 million and obtained the right of first offer to purchase 5,000 WhatsMiner bitcoin mining machines from MicroBT within one year. As of today, The9 group had completed two batches of purchase and bought 922 WhatsMiner machines, with an approximate hash rate of 66PH/s. These WhatsMiner machines have already been deployed.

In March 2021, NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Company will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable by installments according to the agreed time schedule. The first installment of US$16.6 million had been paid.

In February 2021, The9 entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of its ordinary shares. Pursuant to the purchase agreements, the Company issued an aggregate of 26,838,360 Class A ordinary shares (equivalent to 894,612 ADSs) at US$0.37 per ordinary share (equivalent to US$11.18 per ADS) in exchange for 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S.

In February 2021, The9 signed six legally binding memoranda of understanding with six Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of ordinary shares. As of today, The9 has entered into definitive purchase agreements with five Bitcoin mining machine owners and The9 has issued an aggregate of 3,832,830 ordinary shares (equivalent to 127,761 ADSs) at US$0.78 per ordinary share (equivalent to US$23.35 per ADS) in exchange for 8,489 Bitcoin mining machines, with a total hash rate of approximately 156PH/S.

In March 2021, The9 signed three legally-binding memoranda of understanding with three Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of ordinary shares. According to the memoranda of understanding, The9 should issue approximately 5,883,750 ordinary shares (equivalent to 196,125 ADSs) to the sellers based on a per share price of approximately US$1.3 per Class A ordinary share (equivalent to US$38.51 per ADS) in exchange for 10,252 Bitcoin mining machines, with a total hash rate of approximately 192PH/S.

In February 2021, the Company signed a framework agreement with a Filecoin mining machine vendor to purchase Filecoin mining machines for US$10 million.

In February 2021, The9 entered into a standby equity distribution agreement with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP pursuant to which The9 is able to sell up to US$100.0 million of ADSs solely at The9’s request at any time during the 36 months following the date of the agreement. As of today, The9 has not started to request funding from this equity line.

As of today, The9’s deployed Bitcoin mining machines are contributing a total hash rate of approximately 693PH/S. Under this current hash rate, The9 is rewarded 3 Bitcoins per day. As of today, The9 has been rewarded 126 Bitcoins.

Based on the Bitcoin mining machines currently owned by The9 and taking account to the mining machines purchase agreements The9 had signed, assuming The9 does not sign any new purchase agreement and assuming global hash rate does not increase, by October 2022 The9’s Bitcoin mining machines are expected to contribute a total hash rate of approximately 3,558PH/S. Under this hash rate, The9 is expected to be rewarded approximately 15 Bitcoins per day. The cumulative Bitcoins reward is expected to be approximately 5,200 Bitcoins.

Other than Bitcoins, the Company is also actively engaged in the mining of Filecoins. As of today, the Company has executed US$1.1 million purchase of Filecoin mining machines under the framework agreement with a Filecoin mining machine vendor. The Company will continue to purchase Filecoin mining machines based on market situation. Currently The9 owns an independent node on Filecoin blockchain and 8 Pebibyte of effective storage mining power in the Filecoin network. Assuming global hash rate does not increase, by August 2022 this 8 Pebibyte of effective storage mining power is expected to generate approximately 200,000 Filecoins for The9. However since the hash rate of the whole Filecoin network is increasing continuously, the actual reward to The9 will be less than 200,000 Filecoin. The9 will continue to invest into Filecoin mining machines according to the growth of Filecoin’s market value.

Convenience Currency Translation

The translation of Renminbi (RMB) into US dollars (US$) in this press release is presented solely for the convenience of readers. The translation was made based on the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2020, which was RMB6.5250 to US$1.00. Such translations should not be construed as any representation that the related RMB amounts represent, have been or could be converted into U.S. dollars at that or any other exchange rate. The percentages stated in this press release are calculated based on the RMB amounts.

Conference Call / Webcast Information

The9’s management team will host a conference call and webcast on March 30, 2021 at 8:00 AM, U.S. Eastern Time (corresponding to March 30, 2021 at 8:00 PM, Beijing Time), to present an overview of The9’s cryptocurrency mining business.

Investors, analysts and other interested parties will be able to access the live conference by calling:

PARTICIPANT DIAL IN (TOLL FREE):	1-888-346-8982
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-902-4272
Canada Toll Free:	18556699657
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Hong Kong-Local Toll:	852-301-84992

Additionally, The9 will also provide a live webcast of the call at

https://services.themediaframe.com/links/ncty210330.html

About The9 Limited

The9 Limited is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the cryptocurrency and online game industries, The9’s ability to obtain sufficient funding to maintain its business operations, anticipate and adapt to changing technological changes and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email:IR@corp.the9.com

Website: https://www.the9.com/en

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	2019	2020	2020
	RMB	RMB	US$ (Note)
Revenues:
Online game services	303,577	625,488	95,860
Other revenues	39,500	-	-
	343,077	625,488	95,860
Sales taxes	(1,582)	-	-
Total net revenues	341,495	625,488	95,860
Cost of revenues	(1,342,266)	(814,136)	(124,772)
Gross profit (loss)	(1,000,771)	(188,648)	(28,912)
Operating (expenses) income:
Product development	(13,090,530)	(2,438,095)	(373,654)
Sales and marketing	(2,114,519)	(646,492)	(99,079)
General and administrative	(113,867,000)	(108,747,919)	(16,666,348)
Impairment on other long-lived assets	(34,881,000)	(6,515,200)	(998,498)
Impairment on advance and other assets	-	(20,371,500)	(3,122,069)
Gain on disposal of subsidiaries	1,206,925	475,588,803	72,887,173
Total operating (expenses) income	(162,746,124)	336,869,597	51,627,525
Other operating income, net	30,240	27,358	4,193
(Loss) income from operations	(163,716,655)	336,708,307	51,602,806
Impairment on equity investments	(4,666,128)	(1,172,755)	(179,733)
Impairment on other investments	(3,791,039)	(18,000,000)	(2,758,621)
Impairment on other advances	(5,980,788)	-	-
Interest income	18,576	429,732	65,859
Interest expense	(34,501,556)	(4,070,179)	(623,782)
Fair value change on warrants liability	1,292,244	37,851	5,801
Gain on disposal of equity investee and available-for-sale investments	694,628	174,295	26,712
Gain on disposal of other investments	13,430,588	2,818,643	431,976
Gain on extinguishment of convertible notes	-	56,755,902	8,698,223
Gain on waiver of interest-free loan	-	35,397,500	5,424,904
Foreign exchange loss	(5,474,002)	(8,319,669)	(1,275,045)
Other income, net	9,372,652	2,005,143	307,302
(Loss) income before income tax expense and share of loss in equity method investments	(193,321,480)	402,764,770	61,726,402
Income tax benefit	-	(7,165,097)	(1,098,099)
Share of loss in equity method investments	(2,847,260)	(2,165,935)	(331,944)
Net (loss) income	(196,168,740)	393,433,738	60,296,359
Net (loss) gain attributable to noncontrolling interest	(13,517,983)	(3,259,528)	(499,545)
Net (loss) gain attributable to redeemable noncontrolling interest	(4,855,589)	(1,190,122)	(182,394)
Net income attributable to The9 Limited	(177,795,168)	397,883,388	60,978,298
Change in redemption value of redeemable noncontrollling interest	(12,827,598)	(1,190,122)	(182,394)
Net (loss) income attributable to holders of ordinary shares	(190,622,766)	396,693,266	60,795,904
Other comprehensive loss,net of tax:
Currency translation adjustments	(793,531)	3,516,774	538,969
Total comprehensive (loss) income	(196,962,271)	396,950,512	60,835,328
Comprehensive (loss) income attributable to:
Noncontrolling interest	(19,738,118)	13,157,497	2,016,475
Redeemable noncontrolling interest	(4,855,589)	(1,190,122)	(182,394)
The9 Limited	(172,368,564)	384,983,137	59,001,247
Net (loss) income attributable to holders of ordinary shares per share
- Basic	(1.79)	2.42	0.37
- Diluted	(1.79)	2.42	0.37
Weighted average number of shares outstanding
- Basic	106,407,008	163,599,920	163,599,920
- Diluted	106,407,008	163,599,920	163,599,920

Note:The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.5250, representing the noon buying rate on the last trading day of December 2020 (December 31, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	US$
			(Note)
Assets
Current Assets:
Cash and cash equivalents	10,113,141	31,696,237	4,857,661
Accounts receivable, net of allowance for doubtful accounts of RMB1,319,331 and RMB233,213 as of December 31, 2019 and 2020, respectively	110,437	2,981	457
Advances to suppliers	11,246,608	27,725	4,249
Prepayments and other current assets	8,848,534	9,855,467	1,510,416
Amounts due from related parties	758,761	732,705	112,292
Assets classified as held-for-sale	123,390,350	-	-
Total current assets	154,467,831	42,315,115	6,485,075
Investments	10,000,000	-	-
Property, equipment and software, net	1,218,521	977,102	149,747
Operating lease right-of-use assets	9,257,604	5,149,090	789,133
Other long-lived assets, net	6,515,200	-	-
Total Assets	181,459,156	48,441,307	7,423,955

Liabilities, Redeemable Noncontrolling Interest and Shareholders' Equity (Deficit)
Current Liabilities:
Short-term borrowings	117,526,089	-	-
Accounts payable	38,232,425	35,597,417	5,455,543
Other taxes payable	1,203,644	1,293,423	198,226
Advances from customers	39,527,778	38,011,992	5,825,593
Other advances	56,276,200	-	-
Amounts due to related parties	74,379,529	30,258,237	4,637,278
Refund of game points	169,998,682	169,998,682	26,053,438
Warrants	198,600	1,854,957	284,285
Convertible notes	414,127,908	-	-
Interest payable	5,371,931	-	-
Accrued expenses and other current liabilities	93,140,843	83,570,873	12,807,795
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	3,407,670	3,787,210	580,415
Liabilities directly associated with assets held for sale	44,691,296	-	-
Total current liabilities	1,058,082,595	364,372,791	55,842,573
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	6,251,705	2,464,495	377,700
Total Liabilities	1,064,334,300	366,837,286	56,220,273

Redeemable Noncontrolling Interest	349,046,548	349,046,548	53,493,724
Shareholders' Equity (Deficit):
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 103,737,691 and 247,090,351 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	7,321,099	17,197,060	2,635,565
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 9,192,011 and 12,942,011 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	648,709	900,741	138,045
Additional paid-in capital	2,539,552,478	2,695,763,016	413,143,757
Statutory reserves	28,071,982	7,326,560	1,122,844
Accumulated other comprehensive loss	(3,777,952)	(16,678,203)	(2,556,046)
Accumulated deficit	(3,410,856,231)	(2,992,227,421)	(458,578,915)
The9 Limited shareholders' deficit	(839,039,915)	(287,718,247)	(44,094,750)
Noncontrolling interest	(392,881,777)	(379,724,280)	(58,195,292)
Total shareholders' deficit	(1,231,921,692)	(667,442,527)	(102,290,042)
Total liabilities, redeemable noncontrolling interest and shareholders' equity(deficit)	181,459,156	48,441,307	7,423,955

Note:The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.5250, representing the noon buying rate on the last trading day of December 2020 (December 31, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.